EXHIBIT 99.1


                                  FORM 51-102F3
                             Material Change Report

ITEM 1.  NAME AND ADDRESS OF COMPANY

         Seabridge Gold Inc. (the "Company")
         106 Front Street East, Suite 400
         Toronto, Ontario
         M5A 1E1

ITEM 2.  DATE OF MATERIAL CHANGE

         March 31, 2010

ITEM 3.  NEWS RELEASE

         Issued March 31, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         The Company announced results from a National Instrument 43-101 compliant Preliminary Feasibility Study ("PFS") of its 100% owned KSM project located in northern British Columbia, Canada. The PFS was prepared by Wardrop, a Tetra Tech Company. The Executive Summary from the PFS can be found at www.seabridgegold.net/KSM-PFS.pdf. The complete PFS will be filed on SEDAR at www.sedar.com within 45 days.

         The PFS reports reserves of 30.2 million ounces of gold, 7.0 billion pounds of copper, 133 million ounces of silver and 210 million pounds of molybdenum. The Study also estimates a base case life of mine cash operating costs of $144 per ounce of gold produced (net of base metal credits).

         The PFS envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. A separate molybdenum concentrate and gold-silver dore would be produced at the processing facility.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         See the attached news release.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable.

ITEM 7.  OMITTED INFORMATION

         No information has been omitted on the basis that it is confidential information.

ITEM 8.  EXECUTIVE OFFICER

         Contact:   Rudi Fronk
         Telephone: (416) 367-9292

ITEM 9.  DATE OF REPORT

         DATED at Toronto, Ontario, this 31st day of March, 2010.

                               Seabridge Gold Inc.

                                  News Release


Trading Symbols:  TSX: SEA                                 FOR IMMEDIATE RELEASE
                  NYSE Amex: SA                                   March 31, 2010

    Preliminary Feasibility Study Completed for Seabridge Gold's KSM Project

             Study Reports Reserves of 30.2 Million Ounces of Gold,
                         7.0 Billion Pounds of Copper,
        133 Million Ounces of Silver and 210 Million Pounds of Molybdenum

            Base Case Life of Mine Cash Operating Costs Estimated at $144 per Ounce of Gold Produced (Net of Base Metal Credits)

Toronto, Canada - Seabridge Gold Inc. announced today results from a National Instrument 43-101 compliant Preliminary Feasibility Study ("PFS") of its 100% owned KSM project located in northern British Columbia, Canada. The PFS was prepared by Wardrop, a Tetra Tech Company (Wardrop). The Executive Summary from the PFS can be found at www.seabridgegold.net/KSM-PFS.pdf. The complete PFS will be filed on SEDAR at www.sedar.com within 45 days.

Seabridge President and CEO Rudi Fronk stated that "the PFS confirms that the KSM project now hosts the largest gold reserve in Canada and one of the largest in the world. KSM is projected to provide an extraordinary mine life of more than 35 years with estimated cash operating costs well below the current average of the major gold producers. Estimated capital costs are in line with those of comparable, large-scale, undeveloped gold-copper projects and KSM has the advantage of being located in a low-risk jurisdiction."

The PFS envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. A separate molybdenum concentrate and gold-silver dore would be produced at the processing facility.

Reserves
--------

Lerchs-Grossman pit shell optimizations were used to define the mine plans in the PFS which were designed to maximize net present value using a 5% discount rate which is the current industry standard. Mineral Reserves for the KSM project were estimated using a gold price of US$850 per ounce, a copper price of US$2.25 per pound and are stated as follows:


            --------------------------------------------------------
       106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
   Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

                        KSM Proven and Probable Reserves
------------------------------------------------------------------------------------------------------------------------
    Zone       Reserve   Tonnes                   Average Grades                            Contained Metal
               Category  (millions)
-------------- --------- ---------- -------------------------------------------- ---------------------------------------
                                    Gold       Copper    Silver    Molybdenum      Gold     Copper    Silver     Moly
                                     (gpt)      (%)      (gpt)        (ppm)      (million  (million  (million  (million
                                                                                  ounces)   pounds)   ounces)   pounds)
-------------------------------------------------------------------------------------------------------------- ---------
  Mitchell      Proven       570.6    0.64      0.17      2.95        58.0           11.7     2,101      54.1      73.0
------------------------------------------------------------------------------------------------------------------------
               Probable      764.8    0.59      0.16      2.93        62.3           14.5     2,722      72.0     105.0
------------------------------------------------------------------------------------------------------------------------
                Total      1,335.4    0.61      0.16      2.93        60.4           26.3     4,823     126.1     178.0
------------------------------------------------------------------------------------------------------------------------
 Sulphurets    Probable      142.2    0.61      0.28      0.44       101.8            2.8       883       2.0      31.9
------------------------------------------------------------------------------------------------------------------------
    Kerr       Probable      125.1    0.28      0.48      1.26         Nil            1.1     1,319       5.1       Nil
------------------------------------------------------------------------------------------------------------------------
   Totals       Proven       570.6    0.64      0.17      2.95        58.0           11.7     2,101      54.1      73.0
               ---------------------------------------------------------------------------------------------------------
               Probable    1,032.1    0.56      0.22      2.38        60.2           18.4     4,924      79.1     137.0
               ---------------------------------------------------------------------------------------------------------
                Total      1,602.7    0.59      0.20      2.58        59.4           30.2     7,024     133.1     209.9
------------------------------------------------------------------------------------------------------------------------

Estimated proven and probable reserves of 30.2 million ounces of gold (1.60 billion tonnes at 0.59 grams of gold per tonne) are derived from estimated total measured and indicated resources of 38.9 million ounces of gold (2.1 billion tonnes at 0.57 grams of gold per tonne) including allowances for mining losses and dilution (see www.seabridgegold.net/KSM-PFS.pdf for details).


Production
----------

At 120,000 tonnes per day, annual throughput for the mill is estimated at 43.8 million tonnes. With 1.60 billion tonnes of proven and probable reserves, KSM's mine life is estimated at approximately 37 years. Production is scheduled to commence at the Mitchell deposit, to be augmented by Kerr and then Sulphurets. The PFS mining plan is significantly improved over the 2009 KSM Preliminary Assessment; the mill feed is increased by approximately 25% and US$160 million in pre-production stripping expenses have been eliminated.

At Mitchell, there is a near-surface higher grade gold zone that would allow for gold production in the first five years substantially above the mine life average. This higher grade gold zone would significantly reduce the project's payback period to approximately 6.9 years for the Base Case. A payback period representing less than 20% of mine life is considered highly favorable. Metal production for the first five years compared to life of mine average production is estimated as follows:

                         Average Annual Metal Production
--------------------------------------------------------------------------------
                     Years 1-5 Average Life of Mine Average
--------------------------------------------------------------------------------
Average Grades:
   Gold (grams per tonne)                       0.80                  0.59
   Copper (%)                                   0.19                  0.20
   Silver (grams per tonne)                     2.62                  2.58
   Molybdenum (parts per million)               54.2                  59.4
--------------------------------------------------------------------------------
Annual Production:
   Gold (ounces)                              878,000               634,000
   Copper (pounds)                          149 million           158 million
   Silver (ounces)                          2.7 million           2.6 million
   Molybdenum (pounds)                      1.7 million           2.1 million
--------------------------------------------------------------------------------

Capital Costs
-------------

Start-up capital costs (including contingencies of US$394 million) are estimated at US$3.37 billion, approximately 9% above the start-up capital cost estimate from the July 2009 KSM Preliminary Assessment. Start-up capital costs are higher due to the increase in mine size which requires additional mine waste rock placement and storage as well as associated water diversions, storage dams and water treatment facilities. Additional capital has also been allocated for on-site energy recovery plants to generate power from planned water diversions, process solutions and slurries. A total of five on-site small energy recovery plants would provide green power to the site and the B.C. Hydro grid. Increased capital has also been allocated for offsite concentrate storage and handling facilities. A breakdown of estimated start-up capital costs is as follows:


                     Start-up Capital Costs
--------------------------------------------------------------
Description                                          US$'000
                                                    ---------
   Overall Site                                       106,000
   Open Pit Mining                                    153,000
   Crushing, Stockpiles and Grinding                  371,000
   Tunnelling                                         199,000
   Mitchell Teigen Tunnel Transfer System             127,000
   Plantsite Grinding and Flotation                   272,000
   Tailings Management Facility                        72,000
   Water Treatment                                    185,000
   Site Services and Utilities                         70,000
   Ancillary Buildings                                 83,000
   Plant Mobile Equipment                              10,000
   Temporary Services                                 142,000
   Permanent Electrical Power Supply                  146,000
   Energy Recovery Plants                              51,000
   Permanent Access Roads                              72,000
   Temporary Winter Access Roads                       15,000
   Offsite Infrastructure and facilities               62,000
   Project Indirects                                  760,000
   Owner's Costs                                       77,000
   Contingencies                                      394,000
                                                    ----------
Total                                               3,365,000
--------------------------------------------------------------



Operating Costs
---------------

Average mine, process and G&A operating costs over the project's life (including waste mining and on-site power credits) are estimated at US$11.66 per tonne milled (before base metal credits). Estimated unit operating costs are up approximately 10% from the 2009 Preliminary Assessment due primarily to the higher strip ratio required to accommodate the 25% increase in tonnes of ore mined over the project life. A breakdown of estimated unit operating costs is as follows:

              Unit Operating Costs
-------------------------------------------------
Cost Category                        US$s
                                  (Per Tonne
                                    Milled)
-------------------------------------------------
Mining Costs                         4.97
Milling Costs:
     Staff & Supplies
     Staff and Supplies              4.48
     Power (Process only)            0.89
G&A                                  0.62
Site Services                        0.23
Tailings                             0.25
Water Treatment                      0.36
On-Site Power Credit                (0.14)
-------------------------------------------------
Total                                11.66
-------------------------------------------------

Economic Analysis
-----------------

A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of March 15, 2010. This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. An Alternate Case was also constructed using more conservative copper and silver metal prices and a slightly higher gold price. Finally, a Spot Price Case was prepared using recent spot metal prices. The pre-tax economic results in U.S. dollars for all three cases are as follows:

                           Projected Economic Results
--------------------------------------------------------------------------------
                                                     Alternate    Spot Price
                                     Base Case         Case          Case
--------------------------------------------------------------------------------
Metal Prices:
   Gold ($/ounce)                       878             900          1100
   Copper ($/pound)                    2.95            2.25          3.25
   Silver ($/ounce)                    14.59           14.00         17.00
   Molybdenum ($/pound)                16.50           16.50         16.50
--------------------------------------------------------------------------------
Net Cash Flow                      $11.7 billion   $8.3 billion  $18.6 billion
--------------------------------------------------------------------------------
NPV @ 5% Discount Rate             $2.9 billion    $1.6 billion  $5.6 billion
--------------------------------------------------------------------------------
IRR (%)                                11.4             8.8          16.5
--------------------------------------------------------------------------------
Payback Period (years)                  6.9             8.5           4.4
--------------------------------------------------------------------------------
Operating Costs Per Ounce of Gold
Produced (life of mine)                 144             313           68
--------------------------------------------------------------------------------
Total Costs Per Ounce of Gold
Produced (includes all capital)         373             541           297
--------------------------------------------------------------------------------
US$/Cdn$ Exchange Rate                 0.92            0.92          0.92
--------------------------------------------------------------------------------

Note: Operating and total costs per ounce of gold are after base metal credits. Total costs per ounce include all start-up capital, sustaining capital and reclamation/closure costs.

National Instrument 43-101 Disclosure
-------------------------------------

The KSM PFS was prepared by Wardrop, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The consultants and their QPs are listed below with their responsibilities:

o Wardrop, under the direction of Frank Grills (overall report preparation, process and infrastructure capital costs, infrastructure, and financial analysis) and John Huang (metallurgical testing review, mineral processing and process operating costs)

o Moose Mountain Technical Services under the direction of Jim Gray (mine planning, rock storage facilities, mine capital and mine operating costs)

o W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)

o Rescan Environmental Services Ltd. under the direction of Greg McKillop (environment and permitting)

o    Bosche Ventures Ltd. under the direction of Harold Bosche (rope  conveying,
     slurry,   tailings  delivery  and  return  water  pumping  and  piping  and associated capital costs)

o Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and seepage collection ponds, tailings dam, water treatment dam, water treatment plant, water diversions and capital, operating and closure costs)

o Allnorth Consultants Ltd. Under the direction of Mr. Darby Kreitz (storage dam and tailings starter dam construction cost estimates)

o Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

o McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated capital costs)

o BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

o EBA Engineering Consultants Ltd. (EBA) under the direction of Kevin Jones (winter access roads and associated capital costs)

o Thyssen Mining Construction of Canada Ltd. under the direction of Adrian Bodolan (tunnel design and capital costs).

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) net present value and internal rates of return of the proposed mining operation; (iv) capital costs, including start-up, sustaining capital and reclamation/closure costs; (v) operating costs, including credits from the sale of copper, silver and molybdenum; (vi) strip ratios and mining rates; (vii) expected time frames for repayment of borrowed funds; and (viii) mine life. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or

"will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices;
(vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rate of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted, variations in rates of recovery and extraction; developments in world metals markets, risks relating to fluctuations in the Canadian dollar relative to the US dollar, increases in the estimated capital and operating costs or unanticipated costs, difficulties attracting the necessary work force, increases in financing costs or adverse changes to the terms of available financing, if any, tax rates or royalties being greater than assumed, changes in development or mining plans due to changes in logistical, technical or other factors, changes in project parameters as plans continue to be refined, risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups, the effects of competition in the markets in which Seabridge operates, operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

                                                          ON BEHALF OF THE BOARD

                                                          "Rudi Fronk"
                                                          President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   o  Fax: (416) 367-2711
Email:  info@seabridgegold.net